EXHIBIT 107

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Price per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Shares, par value $0.01 per share, to be offered by the Selling Shareholders	4,512,836 (1)	$6.46 (2)	$29,152,920.56 (2)	$2,703 (2)

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, the Common Shares being registered hereunder include such indeterminate amount of shares as may be issuable as a result of stock splits, stock dividends or similar transactions.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices per share of the registrant's Common Shares as reported on the New York Stock Exchange on August 1, 2022.